ENERTECK CORPORATION
10701 Corporate Drive, Suite 150
Stafford, Texas 77477

VIA EDGAR

March 24, 2008

Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
Re:	EnerTeck Corporation (the “Company”)
Amendment No. 2 to Registration Statement on Form SB-2
Filed October 11, 2007
File No. 333-133651

Ladies and Gentlemen:

With this letter, we are hereby filing through EDGAR the Company’s Amendment No. 3 to its Registration Statement on Form SB-2 which is being filed as a Form S-1/A (the “Amendment”). We are also setting forth below the Company’s responses to the Staff’s comments regarding the above referenced filing set forth in your letter dated November 15, 2007. To aid your review of the filing, the responses below are numbered to correspond with the numbered paragraphs included in your letter. References in this letter to “we”, “our” or “us” refer to the Company.

General

1.
Please update your filing as required by Item 310(g) of Regulation S-B. You must provide interim financial statements as of and for the nine months ended September 30, 2007, in any amendment filed after November 14, 2007.

Response: We have recently filed our Annual Report on Form 10-KSB for the year ended December 31, 2007. Accordingly, we have included with this Amendment our audited financial statements for the years ended December 31, 2007 and 2006.

Three and Six Months ended June 30, 2007 compared to Three and Six Months ended June 30, 2006, Results of Operations, page 18

2.
You disclose that cost of goods sold decreased as a percentage of revenues for the six months ended June 30, 2007, “primarily due to some introductory offers for certain new customers.” Please tell us the nature of these introductory offers and how you determined to account for these introductory offers in cost of goods sold rather than as a reduction of revenue. Refer to EITF 01-09.

Response: Please note that with respect to the year ended December 31, 2007 compared to the prior year, we have disclosed in the Amendment that cost of goods sold decreased as a percentage of revenues primarily due to a decrease in overall product cost from our initiation of manufacturing our own products. With regard to our previous disclosure for the six months ended June 30, 2007, our reference to certain introductory offers did not increase the cost of goods sold. In order to attract certain new customers, we did provide certain lower prices to them as an incentive to try our product. Such introductory offers only reduced our revenues and not cost of goods sold.

Gross Profit, page 18

3.
We note your explanation for the slight percentage increase in Gross Profit of 65.4% for the six months ended June 30, 2006 compared to 67.0% for the six months ended June 30, 2007. Please expand your disclosures to explain why your gross profit significantly decreased from 80.1% for the three months ended June 30, 2006 to 63.5% for the three months ended June 30, 2007.

Response: Management’s Discussion included in the Amendment discloses that gross profit percentage increased in 2007 compared to the prior year primarily due to the fact that we are now the manufacturer of our products instead of being a purchaser and re-labeler. With regard to the Staff’s comment pertaining to the three months ended June 30, 2006 compared to the three months ended June 30, 2007, the gross profit percentage did in fact decrease from 2006 to 2007. It appears that we had more introductory offers in the three months ended June 30, 2007 which decreased our revenues compared to the prior year period. However, a more consistent pattern emerges when a six month period or a full year is analyzed. As a result, our gross profit percentage for the entire 2007 showed an overall increase compared to the prior year.

Liquidity and Capital Resources, page 20

4.
You disclose on page 21 that, in addition to your current cash and cash equivalents together with projected cash flows from operations and projected revenues, you will require additional investment to satisfy your contemplated cash requirements for the next 12 months. Please expand your liquidity discussion to describe how much capital you anticipate is necessary to fund your cash requirements for the next 12 months and how you intend to raise this capital.

Response: We have expanded the discussion of our liquidity and capital resources to indicate how much capital we anticipate will be necessary to fund our cash requirements for the next 12 months and how we intend to raise this capital.

5.
In light of your loss from operations of $731,699, net loss of $639,049, cash used in operations of $985,326, and accumulated deficit of $16,872,343, for the year ended December 31, 2006, please enhance your disclosure regarding your liquidity. We note for the six months ended June 30, 2007, you continue to report losses: loss from operations is $426,288, net loss is $429,257, cash used in operations is $243,758, and your accumulated deficit has increased to $17,301,600. Provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations and explain how you have determined you will continue as a going concern. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.

Response: Our discussion has been expanded to include a more comprehensive analysis of our liquidity.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, Results of Operations, page 21

6.
We have reviewed your response to our prior comment 4 from our letter dated July 10, 2006. It remains unclear how you generated this interest income as well as what Other Income consists of. Therefore, we repeat our prior comment. Please provide a discussion in your results of operations to discuss the nature of your interest income and the reason for the fluctuations as well as a similar discussion for your Other Income.

Response: Our Management’s Discussion now includes a discussion of our interest income and other income.

7.	Please expand your discussion of results of operations to explain in more detail the reasons for fluctuations in your line items year over year. Specifically, we note the following:

•
You disclose your revenue increased $593,000 or 1,235%, and that the primary source of revenue for the years ended December 31, 2006 and 2005, is from the sale of EnerBurn to the trucking, heaving construction and maritime industries. Please quantify your significant increase of revenue by gallons sold compared to price increases.

•
We note your dividend income of $7,325 for the year ended December 31, 2006. However, it does not appear that you have any investments on your balance sheet. Please provide a discussion of the nature of your dividend income in your results of operations.

These are illustrative examples and are not comprehensive. Please also revise your interim discussions as necessary. Please refer to SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations and revise your discussion throughout to provide greater depth of analysis.

Response: We have expanded our discussion to include in greater detail the fluctuation in our line items. We also indicated that we sold 4,840 fewer gallons of EnerBurn in 2007 than sold in 2006. With regard to the comment regarding dividend income, we acknowledge that in certain prior filings we incorrectly referred to certain interest income as dividend income. This has been revised in the Amendment. We do not have any dividend income.

Significant Accounting Policies, Inventory, page 24

8.
We note that as of December 31, 2006, you included in inventory four large Hammonds EnerBurn doser systems amounting to $76,000 which will be transferred to marine customers in 2007. Please tell us the accounting method under which these systems will be transferred. If the transfer of these systems will be recognized as revenue, please disclose your revenue recognition policy for these systems in your revenue recognition policy.

Response: Note 1 to our 2007 Financial Statements includes a reference to Hammonds EnerBurn Doser Systems. Such transfers will be recognized as revenue. As stated in Note 1 to the Financial Statements under “Revenue Recognition”, “Revenues from sales of product and equipment are recognized at the point when a customer order has been shipped and invoiced.”

Available Information, page 38

9.
We note the disclosure in the third paragraph. Please be advised that the disclosure in your prospectus regarding the contents of any contract or other document must be materially complete and may not be qualified by reference to information outside of your prospectus. Please revise accordingly.

Response: The disclosure under Available Information has been revised.

Consolidated Statements of Cash Flows, page F-5

10.
We note your acquisition of the EnerBurn technology in July 2006 for a total cost of $3 million, of which $2 million was a promissory note. Please tell us why you show proceeds from note payable of zero for the year ended December 31, 2006 in your statement of cash flows. Refer to paragraph 20C and footnote 8 of SFAS 95.

Response: The note payable was not issued for borrowed money but was issued in connection with the purchase of the intellectual property. As noted, we purchased the intellectual property for $3,000,000, of which $1,000,000 was paid in 2006. A promissory note was issued for the balance. Accordingly, we show $1,000,000 in Cash Used in Investing Activities for 2006 for the acquisition of the intellectual property, representing the amount we paid in 2006. The first principal payment under the promissory note of $500,000 was paid in 2007 which is reflected in the 2007 cash flows.

Note 1 - Summary of Significant Accounting Policies, Intangible Assets, page F-7

11.
You disclose that you have determined that your intellectual property has an indefinite life. We note in your Asset Purchase Agreement, filed as Exhibit 2.1 to Form 8-K filed July 19, 2006, under 9(a) & (b) that this agreement contains a nonsolicitation agreement and noncompetition agreement, respectively, for five years after the closing of the transaction. We also note under 1(i) of the agreement, that you received all copyrights, trademarks, service marks, trade names and other intellectual or proprietary rights. Pursuant to paragraph 11 of SFAS 142, please provide to us your analysis that all of the intellectual property that you obtained under this agreement has an indefinite life.

Response: Prior to the purchase of the intellectual property which we call the EnerBurn technology, we operated as a sales company and simply were a re-labeler of products owned and manufactured by another. The purchase of the assets in question has allowed us to become a manufacturer of our own products. We believe the principal asset we acquired was the registration rights with the EPA allowing us to manufacture our products for both on and off road applications. This registration will remain in effect indefinitely which we believe cannot be duplicated by another company. We determined that the non-solicitation agreement and non-competition agreement, all copyrights, trademarks, service marks, trade names and other intellectual or proprietary rights which, although included in the purchase, have nominal value to us.

Note 10 - Revenue from Major Customers, page F-15

12.
Please revise your disclosure to state the total amount of revenue received from this customer rather than a general term that they represented a majority of your revenue. Refer to paragraph 39 of SFAS 131.

Response: Such information is disclosed in Note 10 to the Financial Statements included in the Amendment.

Exhibits

13.
Please file your Exclusive Reseller and Market Development Agreement with Custom Fuel Services, Inc. and your Exclusive Reseller and Market Development Agreement with Tanner Fuel Services as exhibits to the registration statement, or tell us why they are not material contracts.

Response: We have filed redacted versions of these agreements as exhibits to the Amendment. We are concurrently making a confidential treatment request to the Commission under Rule 406 of the Securities Act of 1933.

Thank you for your attention to this matter and we look forward to hearing from you. Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP, at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

ENERTECK CORPORATION

/s/ Dwaine Reese
Dwaine Reese
Chief Executive Officer

/s/ Richard Dicks
Richard Dicks
Chief Financial Officer